EXHIBIT 99.5

Vicinity Motor Corp. Reports Third Quarter 2022 Financial Results

VANCOUVER, BC / November 15, 2022 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the third quarter ended September 30, 2022.

Third Quarter 2022 and Subsequent Highlights

●	Current order backlog exceeds $190 million, the vast majority of which are for electric vehicles.

●	Secured a further US$100M+ purchase order for 1,000 VMC 1200 electric trucks from Pioneer Auto Group - Vicinity’s exclusive dealer in the province of British Columbia, Canada – with initial deliveries to this customer beginning in November 2022.

●	Secured an order from strategic partner Sustainability Partners LLC, an ESG focused Public Benefit Company committed to eliminating deferred maintenance infrastructure by enabling sustainability, for four (4) Vicinity Lightning™ electric buses via Soderholm Sales & Leasing, Inc. (“Soderholm”), Vicinity’s Pacific Islands distributor.

●	Secured distributions agreements for Vicinity’s vehicle portfolio with:

o	The TOK Group, a Canadian transportation solutions provider, to offer the Company’s VMC 1200 class 3 electric trucks.

o	Schetky Bus and Van Sales, a dealership and transportation solutions provider in the Northwestern U.S., which will offer the Vicinity LightningTM, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for 18 vehicles.

●	Fortified the Company’s balance sheet subsequent to the end of the third quarter, opportunistically raising US$4.8 million utilizing the Company’s at-the-market (“ATM”) program.

Management Commentary

“The third quarter of 2022 was highlighted by strong momentum in our VMC 1200 Class 3 electric truck and Vicinity Lightning™ electric bus product lines – all propelled by intense customer demand for commercial EVs,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our recent US$100+ million purchase order for 1,000 VMC 1200 vehicles from Pioneer Auto Group was a transformational milestone in Vicinity’s evolution as a leading commercial EV manufacturer. The order validates the years of innovation and development we have invested in, all with the goal of expanding our capabilities beyond our strong legacy in transit buses and into the vast commercial truck market. Taken together, our backlog grew to over USD$190 million, the vast majority of which are for electric vehicles.

“Our VMC 1200 supply chain is fairly insulated from the global supply chain disruptions that have impacted our transit bus business – which pushed the delivery of many bus orders into 2023. Initial VMC 1200 deliveries began in November and we expect these sales to gradually ramp up to meet the immense demand we are seeing for this product line. Our first vehicles will be assembled in British Columbia, Canada – and now that we have sourced a solution to the power switch issue we faced previously – we believe that our new Ferndale, Washington facility will begin to supplement our Canadian assembly capabilities in the first quarter 2023. To support these growing production goals, we are currently working on increasing our credit facilities to support the short-term working capital requirements of the rapidly ramping VMC 1200 production.

“Looking ahead to 2023, we are incredibly well positioned for success – particularly as supply chains normalize and we can resume full-fledged transit bus production. Given the VMC 1200 doesn’t face the same supply chain pressures that transit buses do – paired with the significant incentives and subsidies available to end-users seeking to electrify their fleets – we expect they will prove to be a significant contributor to our revenue growth and profitability. I look forward to continuing to update our investors as we build the foundation for what I believe will be a record 2023,” concluded Trainer.

Third Quarter 2022 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue totaled $1.5 million in the third quarter of 2022, as compared to $2.3 million in the same year-ago quarter. Revenue totaled $16.4 million for the nine months ended September 30, 2022, as compared to $39.4 million in the nine months ended September 30, 2021. The decrease is primarily attributable to lower vehicle deliveries due to global supply chain disruptions.

Gross loss in the quarter ended September 30, 2022 totaled $0.2 million, or 15% of revenue, as compared to $0.6 million, or 25% of revenue, for the quarter ended September 30, 2021. Gross profit totaled $1.0 million, or 6% of revenue for the nine months ended September 30, 2022, as compared to gross profit of $4.6 million, or 12% of revenue for the nine months ended September 30, 2021. Gross margins were affected by product mix and the low volume of buses delivered, with global supply chain disruptions affecting certain transit bus components continuing to delay deliveries.

Cash used in operating activities in the nine months ended September 30, 2022 totaled $5.2 million, as compared to cash provided by operating activities of $7.8 million in the nine months ended September 30, 2021.

Net loss in the quarter ended September 30, 2022 was $7.4 million, or $(0.19) per share, as compared to a net loss of $3.8 million, or ($0.13) per share, in the third quarter of 2021. Net loss for the nine months ended September 30, 2022 was $14.1 million, as compared to net loss of $2.5 million for the nine months ended September 30, 2021.

Adjusted EBITDA loss for the three months ended September 30, 2022 was $2.7 million, as compared to an adjusted EBITDA loss of $2.8 million for the three months ended September 30, 2021. Adjusted EBITDA loss for the nine months ended September 30, 2022 was $6.0 million, as compared to an adjusted EBITDA loss of $0.5 million for the nine months ended September 30, 2021.

Cash and cash equivalents as of September 30, 2022 totaled $1.1 million, as compared to $4.4 million as of December 31, 2021. Subsequent to the end of the third quarter, the Company fortified its balance sheet through an opportunistic US$4.8 million raise utilizing the Company’s at-the-market (“ATM”) program.

Third Quarter 2022 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time today to discuss Vicinity Motors’ third quarter financial results, provide a corporate update, and conclude with a question and answer session from telephone participants. To participate, please use the following information:

Q3 2022 Conference Call and Webcast

Date: Tuesday, November 15, 2022
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10173008
Webcast: Vicinity Motors Q3 2022 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, December 15, 2022. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10169971. A webcast will also be available by clicking here: Vicinity Motors Q3 2022 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

(US dollars in thousands - unaudited)	3 months ended September 30, 2022	3 months ended September 30, 2021	9 months ended September 30, 2022	9 months ended September 30, 2021
Net loss	(7,445)	(3,798)	(14,120)	(2,542)
Add back
Stock based compensation	250	658	712	1,042
Interest	589	31	1,775	208
Gain on modification of debt	—	—	(803)	—
Foreign exchange loss	3,098	13	3,882	70
Amortization	731	271	2.213	670
Income tax	91	23	300	23
Loss on disposal of property and equipment	9	54	27	54
Adjusted EBITDA	(2,677)	(2,748)	(6,014)	(475)

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	September 30, 2022	December 31, 2021
		$	$

Current Assets
Cash and cash equivalents		1,115	4,402
Trade and other receivables		3,051	2,810
Inventory	4	9,576	9,416
Prepaids and deposits		3,578	4,178

		17,320	20,806
Long-term Assets
Intangible assets	5	18,883	22,353
Property, plant, and equipment	6	22,069	10,834

		58,272	53,993

Current Liabilities
Accounts payable and accrued liabilities		5,661	2,915
Credit facility	7	620	—
Deferred revenue		2,339	3,193
Current portion of provision for warranty cost	8	1,560	1,414
Current debt facilities		—	7,143
Deferred consideration		4,640	4,602
Current portion of other long-term liabilities	9	425	134

		15,245	19,401

Long-term Liabilities
Other long-term liabilities	9	7,801	92
Provision for warranty cost	8	161	255

		23,207	19,748

Shareholders’ Equity
Share capital	10	69,827	58,055
Contributed surplus	10	7,320	6,035
Accumulated other comprehensive (loss) income		1,732	(151)
Deficit		(43,814)	(29,694)

		35,065	34,245

		58,272	53,993

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of (Loss) Income
(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
		$	$	$	$
			(Restated, Notes 3 and 16)		(Restated, Notes 3 and 16)
Revenue

Bus sales	13	363	1,680	12,182	36,549

Other	13	1,152	644	4,258	2,830
		1,515	2,324	16,440	39,379

Cost of sales	4	(1,749)	(2,901)	(15,441)	(34,828)

Gross profit (loss)		(234)	(577)	999	4,551

Expenses
Sales and administration		2,527	2,355	7,278	5,337
Stock-based compensation	10	250	658	712	1,042
Amortization		656	141	1,975	413
Interest and finance costs	7,9	589	31	1,775	208
Gain on modification of debt	9	—	—	(803)	—
Foreign exchange loss		3,098	13	3,882	70

		7,120	3,198	14,819	7,070

Loss before taxes		(7,354)	(3,775)	(13,820)	(2,519)

Current income tax expense		91	23	300	23
Net loss		(7,445)	(3,798)	(14,120)	(2,542)

Loss per share
Basic & diluted		(0.19)	(0.13)	(0.37)	(0.09)

Weighted average number of common shares outstanding
Basic & diluted(1)		38,307,728	29,826,211	38,307,728	29,824,442

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Vicinity Motor Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited, In thousands of US dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2022	September 30, 2021
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$

Net loss for the year		(14,120)	(2,542)
Items not involving cash:
Loss on disposal of property and equipment		27	55
Gain on modification of debt	9	(803)	—
Amortization		2,212	670
Foreign exchange (gain) loss		(380)	15
Interest and finance costs	7,9	1,775	208
Stock-based compensation	10	712	1,042
		(10,577)	(552)
Changes in non-cash items:
Trade and other receivables		3,786	429
Inventory	4	989	16,261
Prepaids and deposits		(1,615)	(2,072)
Accounts payable and accrued liabilities		3,609	(6,791)
Deferred consideration		(38)	—
Deferred revenue		(637)	(508)
Warranty provision	8	85	1,153
Taxes paid		(300)	—
Interest paid		(524)	(166)
Cash (used) provided in operating activities		(5,222)	7,754

INVESTING ACTIVITIES
Purchase of intangible assets	5	(553)	(1,893)
Proceeds from government subsidy	5	817	—
Purchase of property and equipment	6	(10,471)	(2,960)
Proceeds on disposal of property and equipment	6	252	82
Restricted cash		—	284
Cash used in investing activities		(9,955)	(4,487)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	13,063	6,519
Share issuance costs	10	(1,162)	—
(Repayments) proceeds of credit facility	7	659	(4,626)
Repayment of short-term loans	9	—	(2,038)
Repayment of long-term loans	9	(317)	(161)
Cash provided (used) in financing activities		12,243	(306)
Effect of foreign exchange rate on cash		(353)	(79)
(Decrease) increase in cash and cash equivalents		(3,287)	2,882
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		1,115	3,890